3-12-02

766504

02029534

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2002 - dated March 12, 2002

Commission file number 0-13391

SAMEX Mining Corp.

(Exact Name of Registrant, as Specified in its Charter

#301 - 32920 Ventura Avenue, Abbotsford, B.C. V2S 6J3

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.)

SAMEX

S A M E X M I N I N G C O R P.

TOLL FREE: 1-800-828-1488
E-MAIL: samex@direct.ca
WEB SITE: www.samex.com
TRADING SYMBOLS:
SXG - CDNX
SMXMF - NASD OTC:BB

CORPORATE OFFICE
301 - 32920 Ventura Ave.
Abbotsford, BC V2S 6J3
CANADA
TEL: (604) 870-9920
FAX: (604) 870-9930

NEWS RELEASE - No. 4-02

March 8, 2002

PRIVATE PLACEMENT COMPLETED

SAMEX has completed a private placement of 2,120,000 units comprised of one common share and one warrant at a price of $0.15 per unit (originally announced as 2,000,000 units in News Release No. 3-02 dated February 11, 2002). The two-year warrant entitles the holder to purchase an additional common share at a price of $0.20 per share if exercised at any time during the first year of the warrant (by March 5, 2003) or at a price of $0.25 per share if exercised during the second year of the warrant which expires March 5, 2004. Compensation comprised of $12,000.00 cash and the issuance of 80,000 share/warrant units (having the same terms as described above) will be paid to Canaccord Capital for professional services provided in relation to the placement of 2,000,000 of the units.

Acceptance of the private placement was granted by the CDNX and all 2,200,000 share/warrant units were issued March 5, 2002. The units are subject to a hold period until July 5, 2002. A Director/Officer of SAMEX was a placee for 40,000 units. The proceeds of the private placement will be used for exploration on the Company's mineral properties in Bolivia, outstanding obligations and for general working capital.

ESKAPA PROPERTY, BOLIVIA

Option Agreement Amended - SAMEX and International Chalice Resources ("Chalice") have agreed to amend certain terms of the Eskapa Property Option Agreement by shortening the term of the option and, in consideration, reducing the total option payment required. Under the original agreement dated November 15, 2000, SAMEX granted Chalice an option to earn up to a 40% joint venture interest in mineral operations on the Eskapa property by making payments totaling US $500,000 on or before November 15, 2003. The Agreement has been amended by reducing total option payments required, to US $461,137.98, on or before an earlier date, February 28, 2002.

Chalice has made the final option payment of US $56,137.98 (to earn the final 4% interest remaining under the option), thereby exercising the full option by completing option payments totaling US $461,137.98 by February 28, 2002. Chalice has earned the right to receive, upon formation of a joint venture, a 40% Joint Venture Interest with respect to mineral operations on the Eskapa property. Under the amended terms of the Agreement, Chalice shall notify SAMEX on or before August 31, 2002 whether it elects to participate in the proposed joint venture or elects to convert the joint venture interest it would otherwise be entitled to under the Agreement to a 10% Net Profits Interest.

Eskapa Property Update - A comprehensive exploration summary report is currently being drafted. Results of the recent drill program have added considerable understanding of the El Indo-Tambo-style, precious-metal mineralizing system at Eskapa. The report will make recommendations for the next stage of exploration on the property. Upon completion, the report will be used to seek exploration funding through financings or joint venture agreements.

EL DESIERTO PROPERTY, BOLIVIA

Chalice has notified SAMEX that it does not plan any further expenditures on the El Desierto Property in Bolivia and relinquishes any rights under the El Desierto Option Agreement of September 30, 1999. SAMEX continues to maintain a reduced portion of the El Desierto claims for further evaluation subject to the availability of financing or other joint venture agreements.

Jeffrey Dahl,
President

The Canadian Venture Exchange has neither approved nor disapproved of the information contained herein.

SAMEX

SAMEX MINING CORP.

301 - 32920 Ventura Ave.
Abbotsford, BC V2S 6J3
TEL: (604) 870-9920
FAX: (604) 870-9930

TOLL FREE: 1-800-828-1488
E-MAIL: samex@direct.ca
WEB SITE: www.samex.com
SYMBOL: SXG-VSE

March 11, 2002

BC Securities Commission
PO Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC
V7Y 1L2

filed on SEDAR

Dear Sirs:

RE: Material Change Report Under Section 67(1)

Enclosed herewith for filing are the following:

The foregoing accurately discloses the material change referred to herein.

1. Form 27 - Material Change Report; and

2. Copy of the Company's News Release dated March 8, 2002.

Yours truly,

Brenda L. McLean
Corporate Secretary

/blm
Encl.

cc: Leschert & Company, Attn: Allen Leschert
Canadian Venture Exchange - filed on SEDAR
US Securities Commission
Moody's Investors Service
Pink Sheets LLC

This is the form of material change report required under Section 67(1) of the Securities Act.

FORM 27

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 67(1) OF THE ACT

Reporting Issuer

SAMEX Mining Corp.
#301 32920 Ventura Avenue
Abbotsford, BC
V2S 6J3
Telephone: (604) 870-9920 Toll Free: 800 828-1488
Fax: (604) 870-9930

Date of Material Change

March 8, 2002

Press Release

The Company issued the attached News Release on March 8, 2002.

Summary of Material Change

ESKAPA PROPERTY, BOLIVIA - SAMEX and International Chalice Resources ("Chalice") have agreed to amend certain terms of the Eskapa Property Option Agreement by shortening the term of the option and, in consideration, reducing the total option payment required. Under the original agreement dated November 15, 2000, SAMEX granted Chalice an option to earn up to a 40% joint venture interest in mineral operations on the Eskapa property by making payments totaling US $500,000 on or before November 15, 2003. The Agreement has been amended by reducing total option payments required, to US $461,137.98, on or before an earlier date, February 28, 2002.

Chalice has made the final option payment of US $56,137.98 (to earn the final 4% interest remaining under the option), thereby exercising the full option by completing option payments totaling US $461,137.98 by February 28, 2002. Chalice has earned the right to receive, upon formation of a joint venture, a 40% Joint Venture Interest with respect to mineral operations on the Eskapa property. Under the amended terms of the Agreement, Chalice shall notify SAMEX on or before August 31, 2002 whether it elects to participate in the proposed joint venture or elects to convert the joint venture interest it would otherwise be entitled to under the Agreement to a 10% Net Profits Interest.

EL DESIERTO PROPERTY, BOLIVIA - Chalice has notified SAMEX that it does not plan any further expenditures on the El Desierto Property in Bolivia and relinquishes any rights under the El Desierto Option Agreement of September 30, 1999 which has now been terminated.

Full Description of Material Change

See attached copy of the March 8, 2002 News Release.

Reliance on Section 67(2) of the Act

Not applicable.

Omitted Information

Not applicable

Senior Officers

To facilitate any necessary follow-up by the Commission, please contact Larry McLean, Director of the Issuer at (604) 870-9920 or toll free at 800 828-1488, who is knowledgeable about the material change.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Abbotsford, British Columbia, the 11th day of March, 2002.

Larry D. McLean
Director

SAMEX

S A M E X M I N I N G C O R P.

TOLL FREE: 1-800-828-1488
E-MAIL: samex@direct.ca
WEB SITE: www.samex.com
TRADING SYMBOLS:
SXG - CDNX
SMXMF - NASD OTC:BB

CORPORATE OFFICE
301 - 32920 Ventura Ave.
Abbotsford, BC V2S 6J3
CANADA
TEL: (604) 870-9920
FAX: (604) 870-9930

NEWS RELEASE - No. 4-02

March 8, 2002

PRIVATE PLACEMENT COMPLETED

SAMEX has completed a private placement of 2,120,000 units comprised of one common share and one warrant at a price of $0.15 per unit (originally announced as 2,000,000 units in News Release No. 3-02 dated February 11, 2002). The two-year warrant entitles the holder to purchase an additional common share at a price of $0.20 per share if exercised at any time during the first year of the warrant (by March 5, 2003) or at a price of $0.25 per share if exercised during the second year of the warrant which expires March 5, 2004. Compensation comprised of $12,000.00 cash and the issuance of 80,000 share/warrant units (having the same terms as described above) will be paid to Canaccord Capital for professional services provided in relation to the placement of 2,000,000 of the units.

Acceptance of the private placement was granted by the CDNX and all 2,200,000 share/warrant units were issued March 5, 2002. The units are subject to a hold period until July 5, 2002. A Director/Officer of SAMEX was a placee for 40,000 units. The proceeds of the private placement will be used for exploration on the Company's mineral properties in Bolivia, outstanding obligations and for general working capital.

ESKAPA PROPERTY, BOLIVIA

Option Agreement Amended - SAMEX and International Chalice Resources ("Chalice") have agreed to amend certain terms of the Eskapa Property Option Agreement by shortening the term of the option and, in consideration, reducing the total option payment required. Under the original agreement dated November 15, 2000, SAMEX granted Chalice an option to earn up to a 40% joint venture interest in mineral operations on the Eskapa property by making payments totaling US $500,000 on or before November 15, 2003. The Agreement has been amended by reducing total option payments required, to US $461,137.98, on or before an earlier date, February 28, 2002.

Chalice has made the final option payment of US $56,137.98 (to earn the final 4% interest remaining under the option), thereby exercising the full option by completing option payments totaling US $461,137.98 by February 28, 2002. Chalice has earned the right to receive, upon formation of a joint venture, a 40% Joint Venture Interest with respect to mineral operations on the Eskapa property. Under the amended terms of the Agreement, Chalice shall notify SAMEX on or before August 31, 2002 whether it elects to participate in the proposed joint venture or elects to convert the joint venture interest it would otherwise be entitled to under the Agreement to a 10% Net Profits Interest.

Eskapa Property Update - A comprehensive exploration summary report is currently being drafted. Results of the recent drill program have added considerable understanding of the El Indo-Tambo-style, precious-metal mineralizing system at Eskapa. The report will make recommendations for the next stage of exploration on the property. Upon completion, the report will be used to seek exploration funding through financings or joint venture agreements.

EL DESIERTO PROPERTY, BOLIVIA

Chalice has notified SAMEX that it does not plan any further expenditures on the El Desierto Property in Bolivia and relinquishes any rights under the El Desierto Option Agreement of September 30, 1999. SAMEX continues to maintain a reduced portion of the El Desierto claims for further evaluation subject to the availability of financing or other joint venture agreements.

Jeffrey Dahl,
President

The Canadian Venture Exchange has neither approved nor disapproved of the information contained herein.

SAMEX

SAMEX MINING CORP.

301 - 32920 Ventura Ave.
Abbotsford, BC V2S 6J3
TEL: (604) 870-9920
FAX: (604) 870-9930

TOLL FREE: 1-800-828-1488
E-MAIL: samex@direct.ca
WEB SITE: www.samex.com
SYMBOL: SXG-VSE

March 12, 2002

BC Securities Commission
PO Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC
V7Y 1L2

ATTN: Filings Officer

Dear Sirs:

RE: Form 20 - Distribution of 2,200,000 Units

Enclosed herewith for filing is a Form 20 for the distribution of 2,200,000 units on March 5, 2002, your fee check list form and the Company's cheque in the amount of $100.00 to cover your fees and a copy of the Canadian Venture Exchange letter of approval dated March 5, 2002.

Yours truly,

SAMEX Mining Corp.

Brenda McLean
Corporate Secretary

/blm
Encl.

cc: Leschert & Company, Attn: Allen Leschert
Canadian Venture Exchange
US Securities Commission
Moody's Investors Service
Pink Sheets LLC

This is the form required under section 139 of the *Securities Rules* and , if applicable, by an order issued under section 76 of the *Securities Act.*

FORM 20

Securities Act

REPORT OF EXEMPT DISTRIBUTION

Report of a distribution of a security under section 74(2)(1) to (5), (8) to (10), (11)(I), (14), (16)(I), (18), (19) or (23) to (26) of the Securities Act, R.S.B.C. 1996, c. 418, or section 128(a), (b), (c) or (e) to (h) of the Securities Rules, R.B.C. Reg. 194/97 or, if applicable, by an order issued under section 76 of the Securities Act.

1. Name, address and telephone number of the issuer of the security distributed.

   SAMEX Mining Corp.
   301 - 32920 Ventura Avenue
   Abbotsford, BC
   V2S 6J3

2. State whether the issuer is or is not an exchange issuer (i.e. listed on the Canadian Venture Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada).

   The issuer is an exchange issuer.

3. Describe the type of security and the aggregate number distributed.

   2,120,000 common shares and 2,120,000 non-transferable share purchase warrants. Each warrant entitles the holder to purchase one common share at a price of $0.20 if exercised at any time during the first year of the warrant and at a price of $0.25 if exercised at any time during the second year of the warrant. The warrants expire on March 5, 2004.

   80,000 common shares and 80,000 non-transferable share purchase warrants were issued at a deemed price of $0.15/unit as compensation for professional services provided (see item #8). Each warrant entitles the holder to purchase one common share at a price of $0.20 if exercised at any time during the first year of the warrant and at a price of $0.25 if exercised at any time during the second year of the warrant. The warrants expire on March 5, 2004.

4. Date of Distribution:

   March 5, 2002

5. Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order of the blanket order number under which the distribution(s) of the security was made:

   Section 128(h) of the Rules, Section 74(2)(9) of the Act and Section 74(2)(4) of the Act

6. If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) or this section.

(a)

Name & Address of Purchaser	Number of Securities Purchased	Price Per Share ($)	Total Purchase Price ($)	Section of Act/Rules and if applicable Date of Discretionary Order or Blanket Order Number
Canaccord Capital Corp. In Trust for Cindy Dahl Spousal RRSP Account #249-157-S-7 2200 609 Granville Street Vancouver, BC, V7Y 1H2	40,000	$0.15/ unit	$6,000.00	Section 128(h) of the Rules
Canaccord Capital Corp. In Trust for Melanie Dahl Spousal RRSP Account #264-695-S-6 2200 609 Granville Street Vancouver, BC, V7Y 1H2	40,000	$0.15/ unit	$6,000.00	Section 128(h) of the Rules
Canaccord Capital Corp. In Trust for Peter J. Dahl RRSP Account #210-739-S-7 2200 609 Granville Street Vancouver, BC, V7Y 1H2	40,000	$0.15/ unit	$6,000.00	Section 74(2)(9) of the Act
The Prudent Bear Fund Suite #300 - 8140 Walnut Hill Dallas, Texas USA 75231-4336 The Prudent Bear fund has instructed that their certificate be issued in their custodian's nominee as follows: BANK & CO. c/o Firstar Bank Attn: Mark Niemiec 1555 Rivercenter Drive, Ste #210 Milwaukee, WI 53212	2,000,000	$0.15/ unit	$300,000.00	Section 74(2)(4) of the Act
TOTALS	2,120,000		$318,000.00	

Compensation for professional services: Canaccord Capital Corporation USA Inc. 2200 609 Granville Street Vancouver, BC V7Y 1H2	80,000	issued at a deemed price of $0.15/unit	Section 128(f) of the Rules

(b) The issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request. n/a

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia is respect of which this report is filed.

$ 18,000

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.

   Compensation comprised of $12,000 cash and the issuance of 80,000 share/warrant units (having the terms as described in item #3 above) will be paid/issued to Canaccord Capital Corporation USA Inc., 2200 609 Granville Street, Vancouver, BC, V7Y 1H2, for professional services provided in relation to the placement of 2,000,000 units with placee, The Prudent Bear Fund.

9. If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security.

   nil

10. If the distribution of the security was made under section 128(h) of the Rules, state

    (a) The number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security, and;

        13 placees

    (b) The total dollar value (Canadian $) of all securities of the issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security.

        $136,000

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Abbotsford, BC this 12th day of March, 2002.

SAMEX Mining Corp.
Name of Issuer *(please print)*

[signature]
Signature of authorized signatory

Larry D. McLean, Vice President, Operations
Name and office of authorized signatory
(please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE *SECURITIES ACT* OR *SECURITIES RULES* THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

SAMEX Mining Corp.
(Registrant)

Date: March 12, 2002

By: ______________________

Larry D. McLean
Vice President, Operations